UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

BrightSphere Investment Group plc

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G67506108

(CUSIP Number)

Enrico Marini Fichera

HNA Capital (U.S.) Holding LLC

c/o HNA Capital International

245 Park Avenue

Floor 40

New York, NY 10167

+1 (212) 335-2080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons HNA Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons HNA Capital Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons HNA Capital (Hong Kong) Holding Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong Special Administrative Region

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons Aleron Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons HNA Capital (U.S.) Holding LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons HNA Eagle Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

Item 1.                     Security and Issuer.

Item 1 of the Original Schedule 13D (as defined below) is hereby amended and restated as follows:

This Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2017 by the Reporting Persons (as defined below) relating to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of BrightSphere Investment Group plc, a company incorporated and registered in England and Wales (formerly known as OM Asset Management plc) (the “Issuer”), as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on November 10, 2017, and Amendment No. 2 to the Schedule 13D, filed with the SEC on November 19, 2018 (together, the “Original Schedule 13D”). The principal executive offices of the Issuer are located at 5th Floor Millennium Bridge House, 2 Lambeth Hill, London EC4V 4GG. Except as otherwise specified in this Amendment No. 3, all items in the Original Schedule 13D are unchanged. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 2.                     Identity and Background.

Item 2 of the Original Schedule 13D is amended and supplemented as follows:

(b)

The principal business address of HNA Capital and its directors and executive officers set forth on Schedule A to the Original Schedule 13D is 245 Park Avenue, Floor 40, New York, NY 10167.

The principal business address of HNA Eagle and its directors and executive officers set forth on Schedule A to the Original Schedule 13D is 245 Park Avenue, Floor 40, New York, NY 10167.

Item 4.                     Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Share Purchase Agreement II

On February 21, 2019, in connection with the impending closing of Share Purchase Agreement II, HNA Eagle and Paulson amended the Share Purchase Agreement II to enable HNA Eagle to sell to the Issuer, as part of the Issuer’s share repurchase program, up to a certain number of the Additional Shares covered by the Share Purchase Agreement II. As a result, HNA Eagle sold to Citigroup Global Markets, Inc. (“Citigroup”) 4,100,000 Ordinary Shares for $13.89 per share on February 21, 2019 and 3,886,625 Ordinary Shares for $13.95 per share on February 25, 2019, which Citigroup resold in each case immediately to the Issuer. Upon the subsequent closing of the Share Purchase Agreement II on February 25, 2019, HNA Eagle sold to Paulson the remaining 14,790,038 Additional Shares covered by the Share Purchase Agreement II for $13.95 per share.

As a result of the above transactions, the Reporting Persons no longer beneficially own Ordinary Shares of the Issuer.

Item 5.                     Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No. 3 are incorporated herein by reference.  As of the date hereof, the Reporting Persons no longer beneficially own, and thus have no voting or dispositive power over, any Ordinary Shares. To the knowledge of the Reporting Persons, none of the persons set forth in Schedule A attached to the Original Schedule 13D beneficially owns any Ordinary Shares.

(c) Except as set forth in this Amendment No. 3, no Reporting Person, or, to the best knowledge of the Reporting Persons, any other person identified on Schedule A hereto, has effected any transaction in the Ordinary Shares in the 60 days preceding the date hereof.

(d) Not applicable.

(e) Following the closing of Share Purchase Agreement II on February 25, 2019, in which HNA Eagle sold all remaining Ordinary Shares it owned in the Issuer, the Reporting Persons ceased to beneficially own at least 5% of the outstanding Ordinary Shares.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 25, 2019

HNA Group Co., Ltd.

By:	/s/ Xiaofeng Chen
Name: Xiaofeng Chen
Title: Director and Deputy Chief Executive Officer, HNA Group Co., Ltd

HNA Capital Group Co., Ltd.

By:	/s/ Chuan Jin
Name: Chuan Jin
Title: President, HNA Capital Group Co., Ltd

HNA Capital (Hong Kong) Holding Co., Ltd.

By:	/s/ Zhisheng Tong
Name: Zhisheng Tong
Title: Director, HNA Capital (Hong Kong) Holding Co., Ltd.

Aleron Investments, Ltd.

By:	/s/ Kai Ren
Name: Kai Ren
Title: Director, Aleron Investments, Ltd.

HNA Capital (U.S.) Holding LLC

By:	/s/ Enrico Marini Fichera
Name: Enrico Marini Fichera
Title: Chief Executive Officer

HNA Eagle Holdco LLC

By:	/s/ Enrico Marina Fichera
Name: Enrico Marini Fichera
Title: Chief Executive Officer